Exhibit 99.1

TEEKAY AND BROOKFIELD ANNOUNCE CLOSING OF STRATEGIC TRANSACTION; AND CHANGES TO TEEKAY OFFSHORE’S BOARD OF DIRECTORS

Hamilton, Bermuda, September 25, 2017 – Teekay Corporation (Teekay) (NYSE:TK) and Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) today announced that they have completed their previously announced comprehensive transaction with Brookfield Business Partners L.P. (NYSE:BBU) (TSX: BBU.UN), together with its institutional partners (collectively Brookfield).

“With this comprehensive transaction now completed, Teekay looks forward to working with Brookfield as co-sponsors of Teekay Offshore to support the Partnership’s continued growth,” commented Kenneth Hvid, Teekay’s President and CEO. “This transaction has significantly strengthened Teekay Offshore’s capital structure and together with management and the Board of Directors, we are now in a position to focus on developing the next phase of the Partnership’s strategy.”

“With our existing in-progress growth projects now fully financed and nearing completion, our top priority is to deliver these projects into operation, which are expected to contribute approximately an incremental $200 million of run-rate annual cash flow from vessel operations,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.

Ms. Sæther continued “With a stronger balance sheet, access to capital, market-leading positions and presence in attractive markets, we believe Teekay Offshore is well-positioned to take advantage of future opportunities as the global energy market recovers.”

Teekay Offshore also announced today the following changes to the Board of Directors of Teekay Offshore GP LLC (TOO GP), the general partner of the Partnership:

•	C. Sean Day and Carl Mikael L.L. von Mentzer have retired from their positions as directors, effective September 25, 2017, after serving 11 years on the TOO GP Board.

•	Concurrently with the closing of the transaction, the following four individuals nominated by Brookfield were elected to the TOO GP Board: David Levenson, Jim Reid, Walter Weathers and Bradley Weismiller.

“Sean and Mikael have been instrumental in building Teekay Offshore since the Partnership’s initial public offering in 2006,” commented Bill Utt, TOO GP’s Chairman. “I would like to thank Sean and Mikael for all their invaluable support over the past 11 years and look forward to working with the new board members as we set our sights on the future.”

David Levenson is a Managing Partner at Brookfield and oversees Brookfield’s opportunistic credit initiatives, including the Brookfield Credit Opportunity Fund and Brookfield Private Credit. Mr. Levenson joined Brookfield in 2004 and has extensive experience in mergers and acquisitions, corporate finance and restructurings. Most recently, he served as Chief Investment Officer in Brookfield’s Infrastructure Group focused on growing its transportation platform. Prior to joining Brookfield, Mr. Levenson worked in investment banking and private equity. He received a Bachelor of Commerce degree from McGill University and an MBA from Harvard Business School. Mr. Levenson is also the holder of the Chartered Financial Analyst designation.

Jim Reid is a Managing Partner and a Chief Investment Officer in Brookfield’s Private Equity Group. Mr. Reid is responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield’s energy segment. He established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada. Mr. Reid obtained his Chartered Accountant designation at Price WaterhouseCoopers in Toronto and holds a Bachelor of Arts in Commerce from the University of Toronto.

Walter Weathers is a Senior Vice President for Brookfield Asset Management, focused on private equity investments in the oil and gas sector. Prior to his current position, Mr. Weathers served in various roles within Cameron International Corporation (a company owned by Schlumberger), including Vice President of Finance, Vice President of Rig Equipment Houston, Vice President of Marketing & Strategy, and Director of Mergers & Acquisitions. Before joining Cameron, Mr. Weathers served as Vice President Finance for NATCO Group and was a principal of The Catalyst Group. Mr. Weathers holds an MBA from the University of Texas McCombs School of Business and a Bachelor of Science from the United States Naval Academy, and he is a veteran of the United States Marine Corps.

Bradley Weismiller has been Chief Financial Officer, Europe for Brookfield Asset Management since 2014 and is responsible for Brookfield’s financing strategy and execution across all European assets. In this capacity, he is responsible for ongoing counterparty relationship management and finance market interaction, as well as structuring and execution of specific real estate and project financings throughout various loan or bond markets where appropriate. Additionally, Mr. Weismiller oversees the strategy and execution of foreign exchange and interest rate risk management across Brookfield’s businesses globally. Mr. Weismiller received his BBA in Finance from the Mason School of Business at the College of William and Mary in Virginia.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

About Teekay Offshore

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion, comprised of 62 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and the Series A and B preferred units trade on the New York Stock Exchange under the symbol “TOO”, “TOO PR A”, and “TOO PR B”, respectively.

About Brookfield Business Partners LP

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $250 billion of assets under management. For more information, go to www.brookfield.com.

Brookfield Business Partners limited partnership units trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Forward-looking statements in this release include, in particular, statements regarding: the expected effect of the comprehensive transaction with Brookfield on Teekay Offshore’s operations and financial condition, including its ability to benefit from an energy market recovery, future access to capital, and ability to take advantage of future growth opportunities; and future incremental cash flow from vessel operations to be provided by the Partnership’s existing growth projects and the timing for delivery of these projects. Forward-looking statements are necessary estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to realize the expected benefits of the comprehensive transaction; delays and cost overruns relating to the existing growth projects; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; and those factors discussed in the Partnership’s filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.